   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 2, 1998
                                        INVESTMENT COMPANY ACT FILE NO. 811-5304
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                     SCUDDER SPAIN AND PORTUGAL FUND, INC.
                                (NAME OF ISSUER)

                     SCUDDER SPAIN AND PORTUGAL FUND, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   320532104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            BRUCE H. GOLDFARB, ESQ.
                        SCUDDER KEMPER INVESTMENTS, INC.
                                345 PARK AVENUE
                               NEW YORK, NY 10154
                                 (212) 336-4654
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
          AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:
                              ROBERT W. HELM, ESQ.
                             DECHERT PRICE & RHOADS
                             1775 EYE STREET, N.W.
                             WASHINGTON, D.C. 20006
                                 (202) 261-3300

                               SEPTEMBER 2, 1998
                      (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------------------
Transaction Valuation(a):             $76,302,578                                          $15,261
                                      -----------    Amount of Filing Fee(b):              -------
--------------------------------------------------------------------------------------------------

(a) Calculated as the maximum repurchase price paid for shares in the offer, based upon the average of the high and low prices reported as of August 28, 1998.

(b) Calculated as 1/50th of 1% of the Transaction Valuation.

     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. [ ]

     Amount Previously Paid:                            Filing Party:
     ---------------------                              -----------------------------------

     Form or Registration No.:                          Date Filed:
     --------------------                               ------------------------------------

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

ITEM 1.  SECURITY AND ISSUER.

     (a) The name of the issuer is Scudder Spain and Portugal Fund, Inc. (the "Fund"), a non-diversified, closed-end management investment company. The principal executive office of the Fund is 345 Park Avenue, New York, New York 10154.

     (b) The Fund is offering to its shareholders the right to demand the repurchase of their shares ("Redemption Right") in the amount of up to 4,883,365 of the 6,511,154 outstanding shares of its common stock, par value $.01 per share (the "Shares"), in exchange for a pro rata portion of each of the securities (other than short-term fixed income securities with maturities of less than one year, securities with transfer restrictions and certain illiquid securities) and any cash held by the Fund in the Fund's investment portfolio ("Portfolio Securities") on the Valuation Date, subject to adjustment for fractional shares. Accordingly, the consideration for each Share will be equal to 100% of the net asset value ("NAV") per Share, determined as of the close of the regular trading session of the New York Stock Exchange on October 1, 1998, unless the Redemption Right is extended. Redeeming Shareholders may request that Portfolio Securities received as proceeds be liquidated for cash or may retain ownership of such Portfolio Securities. A redeeming Shareholder will pay the expenses associated with distributing to him/her the proceeds of the Redemption Right and any costs incurred in liquidating Portfolio Securities after receipt if the redeeming Shareholder chooses liquidation of Portfolio Securities.

     Reference is made to the Cover Page, Section 1 -- "Price; Number of Shares," Section 3 -- "Disposition of Portfolio Securities -- Liquidation Option" and Section 10 -- "Interest of Certain Related Persons" of the Redemption Right Statement, which are incorporated by reference.

     (c) The principal market in which the Shares are traded is the New York Stock Exchange. Reference is made to the Cover Page and Section 8 -- "Price Range of Shares; Dividends" of the Redemption Right Statement, which are incorporated by reference.

     (d) Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) See Section 1 -- "Price; Number of Shares," and Section 13 -- "Source and Amount of Consideration" of the Redemption Right Statement, which are incorporated by reference.

     (b)(1) Not applicable.

     (b)(2) Not applicable.

ITEM 3.  PURPOSE OF THE OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     Reference is made to Section 7 -- "Purpose of the Redemption Right; Plans or Proposals of the Fund," Section 8 -- "Price Range of Shares; Dividends,"
Section 11 -- "Certain Effects of the Redemption Right" and Section
13 -- "Source and Amount of Consideration" of the Redemption Right Statement, which are incorporated by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     Reference is made to Section 10 -- "Interest of Certain Related Persons" of the Redemption Right Statement, which is incorporated by reference. To the Fund's knowledge, there have not been any transactions in Shares of the Fund that were effected during the past 40 business days by the Fund, any executive officer or director of the Fund, any person controlling the Fund, any executive officer or director of any corporation ultimately controlling the Fund or by any associate or subsidiary of the foregoing, including any officer or director of the associates or subsidiaries.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     Reference is made to Section 2 -- "Procedure for Presenting Shares for Redemption," Section 3 -- "Disposition of Portfolio Securities -- Liquidation Option," Section 5 -- "Payment for Shares," Section 7 -- "Purpose of the Redemption Right; Plans or Proposals of the Fund" and Section 13 -- "Source and Amount of Consideration" of the Redemption Right Statement, which are incorporated by reference.

     Except as set forth in those sections or otherwise in the Redemption Right Statement, the Fund does not know of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Redemption Right between
(A) the Fund, any executive officer or director of the Fund, or any person controlling the Fund or any executive officer or director of any corporation ultimately in control of the Fund, and (B) any other person, with respect to any securities of the Fund (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Fund has entered into a Depositary Agreement, dated as of August 31, 1998, with Boston EquiServe LP (the "Depositary") to provide certain depositary and information agent services in connection with the Redemption Right. For its services, the Depositary will receive a fee approximating $45,000, plus expenses. The Depositary Agreement is filed as Exhibit (c)(1) to this statement and is incorporated by reference.

     Brown Brothers Harriman & Co. (the "Custodian") is providing certain custodial services in connection with the Redemption Right and will receive an estimated fee of $20,000, plus expenses. The Custodian's costs may fluctuate upward or downward depending on the number of Shareholders who choose to liquidate the Portfolio Securities received. Shareholder Communications Corporation is acting as information agent in connection with the Redemption Right (the "Information Agent") and for these services will receive a special project fee approximating $15,000, plus expenses.

     An Agreement between Scudder Investor Services, Inc. and the Custodian (on behalf of the redeeming Shareholders electing liquidation) has also been entered into to coordinate the liquidation of Portfolio Securities received by redeeming Shareholders who request liquidation of their Portfolio Securities. The Liquidating Agent Agreement is filed as Exhibit (c)(3) to this statement and is incorporated by reference. Scudder Investor Services, Inc. will receive no compensation for its services other than transactional fees and any customary and ordinary brokerage fees and commissions.

     The Fund will not be compensating either the Custodian or the Liquidating Agent for the services provided by either in connection with the offering of the Redemption Right. The costs and expenses of the Custodian will be paid by all redeeming Shareholders out of their redemption proceeds and the costs and expenses of the Liquidating Agent will be paid by redeeming Shareholders who request liquidation of Portfolio Securities received.

     No other persons have been employed or retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Redemption Right. The Fund will not pay to any broker or dealer, commercial bank, trust company, or other person any solicitation fee for any Shares repurchased pursuant to the Redemption Right. The Fund will reimburse such persons for customary handling and mailing expenses incurred in forwarding the Redemption Right Statement. No such broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Fund or the Depositary for purposes of the Redemption Right.

ITEM 7.  FINANCIAL INFORMATION

     (a)(1) The Fund's audited financial statements for the fiscal years ended September 30, 1996 and September 30, 1997 (the "Audited Financial Statements"), together with the consent of Pricewaterhouse-

Coopers LLP, the independent accountants of the Fund, are included as part of Exhibit (a)(1) attached hereto, which is incorporated by reference in its entirety.

     (2) Unaudited financial statements for the six months ended March 31, 1998 and for the six months ended March 31, 1997, which were included in the Fund's semi-annual report to Shareholders, and the period October 1, 1997 to July 31, 1998 (the "Unaudited Financial Statements") are also included as part of Exhibit
(a)(2) attached hereto, which is incorporated by reference in its entirety.

     (3) A summary of selected financial information ratios for the twelve months ended September 30, 1996 and September 30, 1997, the six months ended March 31, 1997, and March 31, 1998 and ten months ended July 31, 1998 is set forth in Section 9 -- "Selected Financial Information" of the Redemption Right Statement, which is incorporated by reference in its entirety.

     Certain ratios applicable to the Fund for the twelve months ended September 30, 1996 and September 30, 1997 are contained in the Audited Financial Statements. Certain ratios applicable to the Fund for the six months ended March 31, 1997, March 31, 1998 and ten months ended July 31, 1998 are contained in the Unaudited Financial Statements, which are included as part of Exhibit (a)(2) and are incorporated by reference in its entirety.

     (4) The range of the Fund's NAV per share from January 1996 through June 1998 is set forth in Section 8 -- "Price Range of Shares; Dividends" of the Redemption Right Statement, which is incorporated by reference.

     (b) Unaudited pro forma financial statements for the fiscal year ended September 30, 1997 and the periods October 1, 1997 to March 31, 1998 and October 1, 1997 to July 31, 1998 (the "Pro Forma Financial Statements") are included as part of Exhibit (a)(3) attached hereto, which is incorporated by reference in its entirety.

ITEM 8.  ADDITIONAL INFORMATION

     (a) Not applicable.

     (b) The Fund has received a private letter ruling from the Internal Revenue Service concerning the tax effect to the Fund of the Redemption Right. Further, the Fund has requested an exemptive order pursuant to Section 17(b) of the Investment Company Act of 1940, as amended, to permit certain shareholders of the Fund who are "affiliated persons" of the Fund to participate in the Redemption Right. Reference is made to Section 6 -- "Certain Conditions of the Redemption Right" and Section 14 -- "Regulatory Approvals" of the Redemption Right Statement, which are incorporated by reference.

     (c)-(d) Not applicable.

     (e) The Redemption Right Statement, which is filed as Exhibit (a)(1)(ii), is incorporated by reference in its entirety.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS:

(a)(1)(i)    Cover Letter to Shareholders.
(a)(1)(ii)   Redemption Right Statement.
(a)(2)(i)    Form of Letter of Transmittal.
(a)(2)(ii)   Form of Notice of Guaranteed Delivery.
(a)(3)(i)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and other Nominees.
(a)(3)(ii)   Form of Letter to Clients of Brokers, Dealers, Commercial
             Banks, Trust Companies and other Nominees.
(a)(3)(iii) Form of Letter to Shareholders who have requested information.
(a)(3)(iv)   DTC Delivery Election Form.
(a)(3)(v)    W-8 Tax Form.
(a)(4)       Text of Press Release dated September 2, 1998.
(b)          Not applicable.
(c)(1) Depositary Agreement, dated as of August 31, 1998, between the Fund and Boston EquiServe LP.
(c)(2) Investment Advisory, Management and Administrative Agreement dated December 31, 1997 between the Fund and Scudder Kemper
             Investments, Inc. (formerly Scudder, Stevens & Clark, Inc.).
(c)(3) Liquidating Agent Agreement, dated as of August 31, 1998, between Scudder Investor Services, Inc. and Brown Brothers
             Harriman & Co. (on behalf of redeeming Shareholders who elect to liquidate Portfolio Securities).
(d)          Not applicable.
(e)          Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SCUDDER SPAIN AND
                                            PORTUGAL FUND, INC.

Date: September 2, 1998                   /s/ Bruce H. Goldfarb
                                          --------------------------------------
                                          By: Bruce H. Goldfarb
                                          Title: Vice President

                                 EXHIBIT INDEX

(a)(1)(i)    Cover Letter to Shareholders.
(a)(1)(ii)   Redemption Right Statement.
(a)(2)(i)    Form of Letter of Transmittal.
(a)(2)(ii)   Form of Notice of Guaranteed Delivery.
(a)(3)(i)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and other Nominees.
(a)(3)(ii)   Form of Letter to Clients of Brokers, Dealers, Commercial
             Banks, Trust Companies and other Nominees.
(a)(3)(iii) Form of Letter to Shareholders who have requested information.
(a)(3)(iv)   DTC Delivery Election Form.
(a)(3)(v)    W-8 Tax Form.
(a)(4)       Text of Press Release dated September 2, 1998.
(b)          Not applicable.
(c)(1) Depositary Agreement, dated as of August 31, 1998, between the Fund and Boston EquiServe LP.
(c)(2) Investment Advisory, Management and Administrative Agreement dated December 31, 1997 between the Fund and Scudder Kemper
             Investments, Inc. (formerly Scudder, Stevens & Clark, Inc.).
(c)(3) Liquidating Agent Agreement dated as of August 31, 1998, between Scudder Investor Services, Inc. and Brown Brothers
             Harriman & Co. (on behalf of redeeming Shareholders who elect to liquidate Portfolio Securities).
(d)          Not applicable.
(e)          Not applicable.